SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated April 28, 2010 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated April 28, 2010, the Company reported that it has entered into an agreement with TARPON AGRO LLC (“Tarpon”), a company organized under the laws of the State of Delaware, whereby upon satisfaction of certain conditions Tarpon will transfer the following securities to the Company for valuable consideration:

(a)	9,581,750 common shares issued by BrasilAgro Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”) (either in the form of shares or ADRs, the “Shares”), and

(b)	6,400,000 First Issue Warrants of BrasilAgro and 6,400,000 Second Issue Warrants of BrasilAgro.

Upon satisfaction of the conditions set forth in the agreement, effective transfer of the shares and warrants from Tarpon to the Company shall occur within ten (10) days following the implementation of the ADR program that BrasilAgro has planned to launch.

The total price payable by the Company to Tarpon will be R$131,419,876 (one hundred thirty-one million four hundred nineteen thousand eight hundred seventy-six Reais) payable within 180 days after the effective transfer of the above mentioned shares and warrants. If the price is paid within the agreed term, it shall not be subject to any monetary restatement whatsoever.

It should be noted that notwithstanding Tarpon´s withdrawal from the “BrasilAgro Project”, the shareholders Mr. Elie Horn and the representatives of the company Cape Town LLC have expressed their interest to remain in BrasilAgro together with the Company.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: April 28, 2010.